EXHIBIT 99.1

CENTRAL FUND FILES BASE SHELF PROSPECTUS

For Immediate Release to
Marketwire and
U. S. Disclosure Circuit

TSX SYMBOLS:  CEF.A (Cdn. $) and CEF.U (U.S. $)
NYSE AMEX SYMBOL:  CEF

TORONTO, Ontario (October 18, 2012) – Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta is pleased to announce that it has filed a preliminary base shelf prospectus (the “Prospectus”) with the securities commissions in each of the provinces and territories of Canada, except Québec, and a registration statement with the United States Securities and Exchange Commission.  This registration will allow Central Fund to offer and issue Class A non-voting, fully participating shares of Central Fund (the “Class A Shares”) by way of one or more prospectus supplements at any time during the 25-month period that the Prospectus remains in place.  Central Fund does not presently foresee authorizing an immediate Class A Share issue. The purpose of the filing of the Prospectus is to enable greater efficiency for Class A Share offerings in the future when conditions for issuances of Class A Shares may be considered as favorable for existing Shareholders and new subscribers.

Under the Prospectus, the Class A Shares may be issued from time to time at the discretion of Central Fund, with an aggregate offering amount not to exceed U.S.$1,000,000,000.  Central Fund will only proceed with any such offerings if they are non-dilutive to the net asset value of the Class A Shares owned by the existing Shareholders of Central Fund. Substantially all of the net proceeds of the offering will be used for gold and silver bullion purchases in keeping with the asset allocation policies established by the Board of Directors of Central Fund. Any additional capital raised by any such offering is expected to assist in reducing the annual expense ratio in favour of the Shareholders of Central Fund.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties.  Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable, refined gold and silver bullion holding company.  Class A Shares are qualified for inclusion in many North American regulated accounts.  Central Fund’s bullion holdings are stored unencumbered in allocated and segregated safekeeping in Canada, in the treasury vaults of a major Canadian Bank.  The gold and silver bullion is physically inspected by Directors and Officers of Central Fund in the presence of Ernst & Young as well as Bank officials.  Class A Shares are quoted on the NYSE Amex LLC, symbol CEF and on the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

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For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com. Email: info@centralfund.com.